UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).


                            ADVANCED BIOTHERAPY, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    00750JL00
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                                 (CUSIP Number)

  CHRISTOPHER W. CAPPS, 141 WEST JACKSON BLVD., SUITE 2182, CHICAGO, IL 60604;
                                 (312) 427-1912
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                OCTOBER 11, 2006
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00750J100
          ..................

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       1. Names of Reporting Persons. I.R.S. Identification Nos. of
          above persons (entities only).

          MICHAEL P. KRASNY
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       2. Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)    ...............................................................
          (b)    ...............................................................
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       3. SEC Use Only .........................................................
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       4. Source of Funds (See Instructions)    PF
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       5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e) .................
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       6. Citizenship or Place of Organization  U.S.A.
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Number of
Shares Bene-       7. Sole Voting Power         62,052,200
ficially by  ---------------------------------------------------------------
Owned by
Each               8. Shared Voting Power          NONE
Reporting        ---------------------------------------------------------------
Person With
                   9. Sole Dispositive Power    62,052,200
                 ---------------------------------------------------------------

                   10. Shared Dispositive Power    NONE
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       11. Aggregate Amount Beneficially Owned by Each Reporting Person
           62,052,200
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       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) ...........
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       13. Percent of Class Represented by Amount in Row (11)    6.56%
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       14. Type of Reporting Person (See Instructions) IN
           .....................................................................
           .....................................................................
           .....................................................................
           .....................................................................
           .....................................................................
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                                       2

Item 1.  Security and Issuer

         This statement relates to common stock of Advanced Biotherapy. Inc. (the "COMPANY"). The principal executive offices of the Company are located at 141 West Jackson Boulevard, Suite 2182, Chicago, Illinois 60604.

Item 2.  Identity and Background

         a. This Schedule 13D is filed on behalf of Michael P. Krasny Revocable Trust u/a/d July 1, 1993 (the "Trust"), Michael P. Krasny, Trustee.

         b.   The business address of Mr. Krasny is as follows:

              Michael P. Krasny
              c/o Sawdust Investment Managerment Corp.
              1622 Willow Road
              Suite 200
              Northfield, IL 60093

         c. Mr. Krasny is a principal of Sawdust Investment Management Corp., a private investment management firm.

         d. Mr. Krasny has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. Mr. Krasny has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

         f.   U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

         The consideration for the acquisition of common stock of the Company consisted of a conversion of debt owed by the Company to the Trust. The converted debt owed by the Company to the Trust relates to a loan of personal funds from the Trust to the Company. The total amount of the converted debt is $930,783.

Item 4.  Purpose of Transaction

         State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         a. The common stock was acquired for investment, and to restructure the Company's long-term debt owing to the Trust into equity.

         b.   Not applicable.

         c.   Not applicable.

         d.   Not applicable.

         e.   Not applicable.

         f.   Not applicable.

         g.   Not applicable.

         h.   Not applicable.

         i.   Not applicable.

         j.   Not applicable.

Item 5.  Interest in Securities of the Issuer.

         a. As of October 11, 2006, the Trust owned 62,052,200 shares of the common stock of the Company, all of which are outstanding. The 62,052,200 shares equal 6.56% of the outstanding shares of common stock.

         b. The Trust owns 62,052,200 shares of common stock of the Company over which it holds sole power to vote or direct the vote and sole power to dispose or to direct the disposition. The Trust does not own any shares of common stock over which there is shared power to vote or direct the vote or shared power to dispose or direct the disposition.

         c.   None.

         d.   Not applicable.

         e.   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 16 ,2006
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Date


/s/ Michael P. Krasny
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Signature

Michael P. Krasny, Trustee
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Name/Title











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